Origin energy

RECEIVED

2007 FEB 13 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 January 2007



07021043

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

ISSUER: ORIGIN ENERGY LIMITED
FILE NO: 082-34934

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 7 December 2006 to 31 January 2007. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

PROCESSED

FEB 1 6 2007

THOMSON FINANCIAL

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 January 2007
From	Bill Hundy	Pages	19
Subject	**ORIGIN ENERGY LIMITED - QUARTERLY PRODUCTION REPORT**		

Origin Energy Limited (Origin) hereby submits this Quarterly Production report for the quarter ended 31 December 2006. This report covers the oil and gas exploration development and production activities of its wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

Report for the Quarter ended 31 December 2006

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Significant events and influences during the Quarter included:

- Total production increased 6% to 22.5 PJe compared with the previous Quarter reflecting the continued ramping up of production in the BassGas Project, increased oil production in the Perth Basin after a successful field development drilling program and continuing increases in coal seam gas (CSG) production. Product sales and revenues were comparable with those of the previous Quarter.

- Over the six months to 31 December 2006, production increased by 11%, product sales by 13% and revenues by 15% compared with the same six month period in the 2005/06 year.

- The BassGas Project successfully completed key endurance and maximum design capacity (67TJ/day) milestones in October 2006. Sales gas, condensate and LPG are being produced daily to required specifications and sold to customers. Operational issues with plant amine and dehydration systems have placed a cap on the maximum continuous production volumes for November and December. Modifications and inspections to resolve these operational issues are planned during a short shutdown in the March Quarter of 2007.

- In the Kupe Gas Project in New Zealand, fabrication of the platform jacket in Thailand is near completion and fabrication of the topsides has commenced. As announced in October 2006 the arrival of the Ensco 107 drilling rig which will be used to install the jacket and to drill the development wells has been delayed by 3 months to June 2007. Work has also begun on the onshore production station and associated infrastructure. The project remains on schedule for first gas in the first half of 2009.

- In the Otway Gas Project, the offshore facilities and pipeline to shore have been completed. Construction of the onshore gas plant remains the main focus of attention. A further update on the project timing is expected from the Operator (Woodside Energy Limited) in February 2007.

- Three successful appraisal/development wells in the Perth Basin, Jingemia 8, Eremia 6 (sidetrack from Eremia 5) and Hovea 12, were brought on line during the Quarter. All tested in excess of 3000 barrels of oil per day (bopd) upon completion and cleanup. At the end of the Quarter, Jingemia 8 was producing at approximately 2700 bopd, Eremia 6 at 2000 - 2500 bopd and Hovea 12 at 500 - 1000 bopd, the latter restricted by the presence of wireline which was lost down the hole during completion operations. Average daily production from the Perth Basin in December exceeded 3500 bopd net to Origin.

- Origin participated in the drilling of 24 CSG wells in its Queensland tenements during the Quarter at Fairview (8 wells), Talinga/Orana (6), Argyle area (8) and Peat (2).

- On 1 November 2006 Origin commenced supplying QAL in Gladstone with gas under a new contract for the delivery of 12 PJ of gas per annum for 15 years. The contract replaces a previous long term gas supply agreement under which the Denison Trough producers (Origin 50% and Santos 50%) supplied QAL. Origin will supply the gas primarily from the Spring Gully CSG field, but in the immediate term part of the gas will continue to be supplied from Origin's share of gas production from the Denison Trough.

- In the Cooper/Eromanga Basin, Origin also participated in 20 wells (8 development, 7 appraisal and 5 exploration) of which 15 were part of the oil drilling program. 14 wells were cased and suspended as future oil producers and 4 wells as future gas producers.

- Acquisition of the 3200 km 2D Lamu Seismic Survey in Blocks L-8 and L-9, offshore Kenya, commenced on 23 December 2006.

- An exploration well in the Perth Basin, Lyginia 1, failed to encounter hydrocarbons and was plugged and abandoned.

- An exploration well, the sidetracked Glenaire 1ST1, in the onshore Otway Basin (southeast of Katnook) was cased and suspended for later cased-hole testing.

- Origin (100%) applied for and was granted a new offshore exploration permit, PEP 38264, in the Canterbury Basin, New Zealand, adjacent to its 100% held PEP 38262.

Post Report Date Events

- The Jingemia 8 well in L14, onshore Perth Basin, is currently producing at an average of approximately 2770 bopd with no water, taking gross production from the Jingemia Field to around 3300 bopd (1650 bopd net to Origin).

- An offer of a Retention Lease (PRL 13) over the Killanoola 1 area was made to the PEL 27 Joint Venture by PIRSA on 3 January 2007.

- The 40 km Kupe Shallow Gas 2D Seismic Survey in the Taranaki Basin, New Zealand, was acquired in mid-January 2007. The seismic vessel is now recording the Nimitz 3D Seismic Survey in PEP 38619.

- Itchy 1, a new field oil exploration well, drilled as part of the oil campaign in the SA sector of the Cooper Basin flowed oil at 2174 bopd from the Hutton Sandstone.

- Fracture stimulation of the Myall Creek 2 and 3 gas wells in the Surat Basin has been successful, achieving increases in deliverability of between 2 and 5 TJ/d.

- Origin has acquired an additional 600 km of 2D seismic as part of the Lamu Seismic Survey in offshore Kenya. The acquisition phase was completed on 25 January 2007.

Report for the Quarter ended 31 December 2006

1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Note: current Quarter production figures for some areas (non-operated) include estimates for December 2006 production. Also, where necessary, previous Quarter figures have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Natural Gas	PJe						
SA Cooper & SWQ		6.0	6.4	(6)	6.5	12.4	13.9
Bass Basin		1.9	1.2	58	-	3.1	-
Otway Basin		0.7	0.8	(13)	0.9	1.5	1.9
Perth Basin		1.2	1.0	20	0.8	2.2	1.5
Coal Seam Gas		5.5	5.3	4	4.5	10.8	8.9
Surat / Denison		2.6	2.6	0	2.5	5.2	5.0
Ethane	PJe						
SA Cooper & SWQ		0.4	0.5	(20)	0.5	0.9	0.8
Total Production		18.3	17.8	3	15.7	36.1	32.0
Total Sales Volume		19.4	19.9	(3)	15.5	39.3	33.4
Total Revenue	$M	64.4	68.6	(6)	54.8	133.0	115.8

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Crude Oil	kbbls						
SA Cooper & SWQ		77.8	81.3	(4)	87.1	159.1	183.8
Surat / Denison		4.4	5.6	(21)	5.7	10.0	12.3
Perth Basin		287.0	202.3	42	382.4	489.3	622.5
Total Production		369.2	289.2	28	475.2	658.4	818.6
Total Sales Volume		375.6	374.2	0	510.3	749.8	935.3
Total Revenue	$M	26.8	28.6	(6)	30.6	55.4	54.6

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Condensate/naphtha	kbbls						
SA Cooper & SWQ		97.7	103.3	(5)	101.3	201.0	218.6
Bass Basin		104.1	62.5	67	-	166.5	-
Otway Basin		2.2	2.9	(24)	3.6	5.1	8.1
Perth Basin		2.8	2.7	4	0.9	5.5	2.0
Surat / Denison		12.2	14.7	(17)	15.1	26.9	30.7
Total Production		219.0	186.1	18	120.9	405.0	259.4
Total Sales Volume		208.9	143.6	45	109.3	352.5	247.5
Total Revenue	$M	14.4	11.4	26	7.6	25.7	15.6

LPG	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
LPG	Ktonnes						
SA Cooper & SWQ		11.1	12.2	(9)	11.0	23.3	23.5
Bass Basin		4.6	2.0	130	-	6.6	-
Surat / Denison		2.1	2.4	(12)	2.3	4.5	4.4
Total Production		17.8	16.6	7	13.3	34.4	27.9
Total Sales Volume		19.0	11.7	62	7.9	30.7	29.2
Total Revenue	$M	11.8	8.7	36	6.0	20.5	18.3

	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Production (all products)	PJe	22.5	21.3	6	19.8	43.8	39.5
Sales (all products)	PJe	23.7	23.4	1	19.5	47.1	41.6
Total Revenue	$M	117.4	117.2	0	99.1	234.6	204.4

	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Total Sales Volume	PJe						
Internal		10.8	10.2	6	5.0	21.0	11.5
External		12.9	13.2	(2)	14.5	26.1	30.1
Total		23.7	23.4	1	19.5	47.1	41.6

Product Purchases included in above sales	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Total	PJe	1.5	1.6	(6)	0.9	3.1	2.8

	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Production by Basin	PJe						
SA Cooper & SWQ		7.9	8.6	(8)	8.6	16.5	18.1
Bass Basin		2.7	1.6	69	-	4.3	-
Otway Basin		0.7	0.8	(13)	0.9	1.5	2.0
Perth Basin		2.9	2.2	32	3.0	5.1	5.1
Coal Seam Gas		5.5	5.3	4	4.6	10.8	8.9
Surat/Denison		2.8	2.8	0	2.7	5.6	5.4
Total		22.5	21.3	6	19.8	43.8	39.5

Conversion Factors:

Crude oil	5.83 PJ/million bbls
Condensate	5.41 PJ/million bbls
LPG	49.3 PJ/million tonnes
Ethane	51.7 PJ/million tonnes

1.2 Production/Sales Summary

Total production of 22.5 PJe for the Quarter was 6% higher than for the previous Quarter and 14% higher than the comparable period in the 2005/06 year. These figures, relative to the previous Quarter, reflected increasing production from the BassGas Project which continued to ramp up production, increased oil production in the north Perth Basin where three successful appraisal/development wells were brought on line and continuing increases in CSG production. These increases were partially offset by continuing decline in production in the mature Cooper Basin and onshore Otway Basin. Over the six months to 31 December 2006, production increased 11% to 43.8 PJe when compared with production in the corresponding period in the 2005/06 year.

Product sales for the Quarter were similar (1% increase) to those for the previous Quarter but 22% above those for the comparable period in the 2005/06 year. Revenues also remained little changed but were 18% higher than for the comparable Quarter in 2005/06. Revenues for the six months to 31 December 2006 were $234.6 million, 15% above those for the same six month period in the 2005/06 year.

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

One gas development well was drilled during the Quarter.

The Big Lake 83 well (twin of Big Lake 65), located approximately 180 m southwest of Big Lake 65, was drilled to a total measured depth of 3044 m before being cased and suspended as a future Permian gas producer.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)),
PPL 168, PPL 202 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the Quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Unit (Interest 16.7375%)

Two gas development wells were drilled during the Quarter.

The Baryulah 11 well, located approximately 0.3 km northeast of Baryulah 1, reached the total measured depth of 2600 m and was cased and suspended as a future Permian gas producer.

The Psyche 5 gas development well, located 1.3 km East of Psyche 1, reached the total measured depth of 2228 m and was cased and suspended as a future Permian gas producer.

ATP 259P (Block Interests 10-27%)

The Yanda oil development campaign of five development wells (Yanda 20 - 24) and one injector well (Yanda 18) was completed during the Quarter. All of the five oil development wells were cased and suspended as future Jurassic oil producers. Yanda 18 will be completed as a Murta Member water injector.

2.2.2 Surat Basin (* denotes CSG permit(s))

PLs 30, 56 & 74 (Interest 69% (Operator) in PLs 56 and 74; and 75% (Operator) in PL 30)

No significant activity during the Quarter.

PLs 53, 174 and 227 (Interest 100% (Operator))

The Myall Creek 2, Myall Creek 3 and Ogilvie Creek 1 wells were fracture stimulated during November 2006. The wells were cleaned up with a workover rig during December 2006 with further testing to occur during the first Quarter of 2007.

PLs 70 & 71 (Interest 90% (Operator) in PL 71; and 100% (Operator) in PL 70)

No significant activity during the Quarter.

PLs 10W, 11W, 12W, 28, 69 & 89 (Interest 46.25%); Snake Creek East Exclusion Zone (Interest 25.0%)

No significant activity during the Quarter.

PLs 21, 22, 27 & 64 (Interest 87.5% (Operator))

An upgrade on the Washpool oil facility commenced. Recommencement of oil production is expected in the March Quarter of 2007.

PL 14 (Interest 100% (Operator)

No significant activity during the Quarter.

PLs 179, 228 and 229 * (Argyle) (Interest 40.625%)

Seven wells were drilled in PL 228 during the Quarter as part of the Argyle development.

2.2.3 Bowen Basin (* denotes CSG permit(s))

Denison Trough PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 & 218 (Interest 50% (Production Operator))

The long term gas sales contract between the Denison Trough producers (Origin and Santos) and QAL terminated in October 2006. A new contract under which Origin

will supply 12 PJ/a of gas to QAL over 15 years, primarily from its Spring Gully CSG field, commenced on 1 November 2006. Origin's ongoing share of Denison Trough gas is also being sold under that contract.

PL 101 * (Interest 100% (Operator))

In the Peat field two appraisal wells were drilled during December 2006 as part of a three well drilling program. These wells have been suspended awaiting completion and connection.

PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 * (Fairview) (Interest 23.93%)

Eight appraisal/development wells were drilled in the Fairview field as part of an ongoing drilling program, the primary purpose of which is to underwrite future production and reserves growth within the Fairview field.

PLs 195, 200, 203 and 204 * Spring Gully (Interest 94.505% in PL 195 and PL 203 (Operator); 95.7097% in PL 200 (Operator); 99.725 % in PL 204 (Operator)

The Spring Gully gas plant recorded peak gas sales of around 43.9 TJ/d during the Quarter.

Work continued on Phases 3 and 4 of the Spring Gully Project which will address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL, Energex and Incitec Pivot. There were no new development wells drilled during the Quarter on the Spring Gully field as part of this project. Six wells drilled prior to this Quarter were completed and connected.

A fifth compressor was commissioned during the Quarter at the existing Spring Gully compression plant. Construction continued on a new satellite plant at Strathblane to the north of Spring Gully.

PLs 219 and 220 * (Interest 100% (Operator))

No significant activity during the Quarter.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

Gross production from the Beharra Springs gas plant (via the Tarantula 1 and Beharra Springs 1 and 2 wells) averaged 12.4 TJ/d during the Quarter. Associated condensate production during the Quarter was 29 bcpd.

L1/L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%, Hovea and Eremia oil fields, Xyris gas field)

Average gross oil sales for the Quarter through the Hovea production facility were approximately 3371 bopd from Hovea 4, 7, 8, 11 and Eremia 1 and 2.

The Xyris field produced at average rates of 8.7 TJ/d through the Quarter.

The Hovea 12 oil appraisal/development well was drilled in September/October 2006 on the northern end of the Hovea field. The top of the targeted Dongara

Sandstone was intersected at 2324 m measured depth. Hydrocarbon indications recorded during drilling, wireline logs and wireline pressure measurements indicated a 22 m oil column above the current oil-water contact (OWC) of the Hovea field. Although Hovea 12 encountered the reservoir lower than prognosed, the OWC rise in this northern area of the field is lower than predicted, indicating poor sweep efficiency. The well is therefore optimally located for recovery of the reserves from this part of the field. The well was perforated over an 8 m interval at the top of the Dongara Sandstone. A clean-up flow through separator flowed at an equivalent of 3230 bopd. At the end of the Quarter Hovea 12 was producing at 500 to 1000 bopd, restricted due to the presence of wireline which was lost down the hole during completion operations.

The Eremia 5 oil development well was directionally drilled to a total depth of 2306 m measured depth. Log correlation indicated the well had landed approximately 45 m east, and on the low side, of the Eremia field bounding fault. The well was plugged back to 1575 m measured depth preparatory to sidetracking farther to the west to ensure near-crestal intersection of the Dongara Sandstone oil reservoir.

The Eremia 5 sidetrack, designated Eremia 6, intersected the top of the Dongara Sandstone reservoir 8 m above the previous highest intersection in the field. Logs recorded whist drilling indicated a 23 m oil column with an OWC at the same level as the original OWC, confirming this area of the field has not been drained by existing producers. An 8 m interval in the upper Dongara Sandstone was perforated and flowed at an initial rate of 3790 bopd, with no water. A permanent flowline was installed and at the end of the Quarter, Eremia 6 was producing at 2000 to 2500 bopd.

Planning commenced for an Eremia 7 oil appraisal/development well to access oil reserves in the northern part of the field. Eremia 7 is anticipated to be drilled during the March Quarter of 2007.

L14 (Interest 49.189%, Jingemia oil field (Operator))

Gross production during the Quarter from the Jingemia production facility averaged 2720 bopd from Jingemia 4 and 10 and the new producer Jingemia 8 which was online in late October 2006. Production was impacted adversely due to higher water cut than expected in Jingemia 4 and 10; Jingemia 4 and 10 being offline for most of November for operational reasons; and Jingemia 4 ceasing to flow naturally in late October. Constraints on oil transportation capacity also impacted on production.

Average water injection via Jingemia 3, 5 and 9 was 6020 bwpd over the Quarter.

During October, the Jingemia 8 oil appraisal/development well (drilled in August/September) was cased and perforated over a 21.5 m interval in the upper Dongara Sandstone. A clean-up flow conducted on a 1-inch choke flowed at 3520 bopd. A permanent flowline was installed and Jingemia 8 was connected to the Jingemia production facility. At the end of the Quarter the well was flowing at an average daily rate of approximately 2700 bopd with no water cut.

Work continued during the Quarter to determine the technical and commercial feasibility of a Jingemia 11 development well which, subject to necessary approvals and the availability of a suitable drilling rig, will be drilled during the first half of 2007.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

No significant activity during the Quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the Quarter.

PPL 4, 5, 7, 12 (Interest 100% (Operator))

No significant activity during the Quarter.

PPL 6, 9, 10 and PRL 1 (Interest 90% in PPLs 6 and 9 and PRL 1 (Operator); Interest 100% in PPL 10 (Operator))

No significant activity during the Quarter.

VIC/L23 (Interest 30.75%, Geographe)

Development activity continued for the Geographe (Vic/L23) and Thylacine (T/L2) fields. (Refer T/L2 in 2.5.1 below).

2.5 Tasmania

2.5.1 Otway Basin

T/L2 (Thylacine) and T/L3 (Thylacine South) (Interest (30.75%)

The jack-up rig departed, having completed development drilling at the Thylacine field.

The offshore facilities and pipelines to shore have been completed, with only minor residual work remaining. The main focus of attention has continued to be on construction of the onshore gas plant. The Operator, Woodside Energy Ltd, is continuing to work with the EPIC Contractor to expedite completion. A statement updating start-up timing expectations for the project is expected to be provided by the Operator in February 2007.

2.5.2 Bass Basin

T/L1 (Interest 42.5% (Operator))

Endurance testing and 72 hours capacity testing at 67 TJ/d was completed successfully on 18 October 2006. Sales gas, condensate and LPG are being produced daily to required specifications and sold to customers.

Production for November and December was capped at around 55 TJ/d pending investigation and rectification of operational constraints involving the plant amine and dehydration systems. Once these issues have been fully investigated, modifications to the plant will be implemented during a shutdown planned for the March Quarter of 2007.

2.6 Northern Territory/Western Australia

2.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator (Santos Limited) has continued its marketing efforts to commercialise the Petrel field. The Designated Authority has granted renewal of the Petrel Retention Leases.

2.7 New Zealand

2.7.1 Offshore Taranaki Basin

PML 38146 (Interest 50% (Operator))

As announced in October 2006 the Ensco 107 drilling rig for the Kupe Gas Project is expected to arrive in June 2007, delayed from the original planned date of March 2007. The delay, which is due to its work programme in Vietnam taking longer than planned, does not affect the critical path and the project remains on schedule for first gas in the first half of the 2009 calendar year.

The fabrication of the jacket in Thailand is nearing completion but the jacket will not be shipped until mid year to tie in with the arrival date of the drilling rig at Kupe which will be used to install the jacket. The fabrication of the topsides has also commenced and is scheduled to be completed in the September Quarter of 2007.

Orders of the pipeline and the umbilical have been placed and delivery is expected in late 2007 on schedule for installation in the summer 2007/2008 weather window.

The project was blessed by local Maori on 14 October 2006, and work on the onshore production station and on surrounding infrastructure has now begun. The site for drilling of the tunnels from near the production station under the cliffs and approximately 2 km out to sea for the pipeline and umbilical has also been prepared. Drilling is expected to commence in January 2007 and will take up to eight months.

A seismic survey (the Kupe Shallow Gas Survey) comprising 40 km of high resolution 2D seismic will be acquired over the central field area of the permit and over nearby prospects in January 2007.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Eight oil delineation wells were drilled during the Quarter.

The Nappacoongee-Murteree Horst shallow oil delineation campaign continued with the drilling of three oil near field exploration wells. Diptera 1 intersected the Coorikiana Sandstone primary target high to prognosis but did not encounter any oil shows. The Murta Formation and the McKinlay Member were also intersected

high to prognosis but wireline log interpretation indicated that these reservoirs were water wet. The well was subsequently plugged and abandoned.

Pasticcio 1, an oil near field exploration well, was drilled to test a separate structure along the western margin of the JALBU fields. Fair to good oil shows were encountered in the Murta Member and the McKinlay Member. Based on hydrocarbon shows and wireline logs evaluation, the well was cased and suspended as a future Jurassic oil producer.

Odonata 1, an oil near field exploration well, was located 0.6 km SE of Jena 1 and 0.9 km south of Jena 5. The primary target was the Coorikiana Sandstone. Fair to good oil shows were encountered in the target reservoir and a drill stem test recovered 13 barrels of oil. The well was cased and suspended as a future Coorikiana oil producer.

A further five oil appraisal wells were also drilled as part of the campaign. Biala 14, Biala 15, Jena 26, Jena 27 and Ulandi 15 were all cased and suspended as future Jurassic oil producers.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

3.1.2 Otway Basin

PEL 27 (Interest 50%)

An application for a Retention Lease over Killanoola 1 area was submitted to PIRSA on 5 December 2006.

PRL 1 and PRL 2 (Interest 75.7143% (Operator) in PRL 2; and 100% (Operator) in PRL1))

No significant activity during the Quarter.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Interest 16.7375%)

Two gas exploration wells were drilled during the Quarter.

Lepard 1, a gas wildcat exploration well located 10 km northwest of Winninia South 1, targeted oil in the Jurassic/Triassic (Hutton and Poolowanna) and gas in the Permian Toolachee and Patchawarra Formations. The well was drilled to a total measured depth of 2827m. Poor oil shows were encountered in the Birkhead Formation, with numerous poor to occasionally fair gas shows observed throughout the Toolachee, Epsilon and upper Patchawarra Formations. Wireline log evaluation indicated gas pay in both the Toolachee and Patchawarra Formations. The well was cased and suspended as a future Permian gas producer.

Teegal 1, a gas near field exploration well located 16 km northwest of Mooliampah West 1, targeted gas in the Permian Patchawarra Formation. The well was drilled to a total measured depth of 1945m. Fair to good oil and gas shows were encountered in the Toolachee, Epsilon and Patchawarra Formations. Wireline logs

indicated that all the zones were water wet. The well was subsequently plugged and abandoned.

ATP 259P (Block Interests 10-27%)

Two oil delineation wells were drilled during the Quarter.

Yanda 19 reached a total measured depth of 1927 m. The primary target, the Murta Member, had fair to good oil shows. No shows were observed in the Hutton Sandstone secondary target. Based on shows and wireline log evaluation, the well was cased and suspended as a future Murta oil producer.

Yanda 25 reached a total measured depth of 1927 m. The primary target, the Murta Member, had fair to good oil shows. Based on these shows and wireline log evaluation, the well was cased and suspended as a future Murta oil producer.

3.2.2 Surat Basin (* denotes CSG permit(s))

ATP 336P (Waldegrave) (Interest 46.25%)

A Showgrounds Sandstone oil opportunity, Mahogany 1, has been identified and is scheduled for drilling in February 2007.

ATP 470P Redcap, Rolston and Formosa Downs (Interest 90.0% (Operator) in ATP 470P Redcap; 100% (Operator) in ATP 470P Rolston; and 49.5% (Operator) in ATP 470P Formosa Downs)

Emu Apple 1, which was drilled during June 2006, was cased and suspended as a new oil pool discovery. It is planned to conduct an extended production test during the March Quarter of 2007 to determine the size of the resource prior to a Petroleum Lease application and to determine the requirement for further seismic and/or drilling on the structure.

ATP 471P Weribone Pooling Area (Interest 50.64% (Operator))

No significant activity during the Quarter.

ATP 606P * (Interest 92.716% (Operator))

Production testing of two wells drilled in late 2005 is planned for the March Quarter of 2007.

ATP 610P * (Interest 29.375%)

Following the five wells drilled on the Bellevue field in the previous Quarter, work on facilities for the Bellevue Pilot has continued and initial production testing has commenced in the reporting period.

ATP 620P * (Interest 40.625%)

Laboratory testing of Codie 1A cores was undertaken during the Quarter.

ATP 648P * (Interest 31.25%)

The production well, Kenya East 2, was drilled during the Quarter.

ATP 631P * (Interest 18.0865%)

No significant activity during the Quarter.

ATP 647P (Block 2656) (Interest 50% (Operator))

No significant activity during the Quarter.

ATP 663P * (Interest 100% (Operator))

Drilling lease preparation for the cored Gilbert Gully 1 hole was completed during the Quarter for drilling early in 2007.

ATP 692P, PLs 209 and 226 * (Interest 100% (Operator))

Production testing of the Walloon CSG potential in the Talinga extended pilot area continued. Two additional wells were drilled in the Talinga pilot and these wells are awaiting connection.

A third well was drilled as part of the production test pilot at Orana (PLA 215 area) with production testing commencing during the Quarter.

Three further production wells, one in PL 226 and two in ATP 692P, were drilled, tested and suspended in the Quarter to establish coal thickness and permeability in the Talinga/Orana area.

Drilling lease preparation for three cored slimholes, one in PL 226 and two in ATP 692P, was completed during the Quarter for drilling early in 2007.

Planning and landholder negotiations were well advanced at the end of the Quarter for the Orana seismic program. The acquisition of 120 km of 2D seismic in PL 226 and ATP 692P (extending into the neighbouring PL 179 (Argyle) and PL 229 (Argyle East)) is scheduled for early 2007.

ATP 702P * (Interest 100% (Operator))

Laboratory testing of the core samples from Yuwandi 1 and Goonalah 1 was completed and results reviewed in order to plan upcoming relinquishments and renewal applications for the tenure. Condabri 1, a cored slimhole, was sited using the Condabri seismic for drilling in early 2007.

ATP 754P (Interest 50% (Operator))

Planning for the Alton West 2D seismic survey is nearing completion with the 90 km survey expected to be acquired during the March Quarter of 2007.

3.2.3 Bowen Basin (* denotes CSG permit(s))

ATP 337P (Interest 50%)

No significant activity during the Quarter.

ATP 337P (Mahalo) * (Interest 30%)

No significant activity during the Quarter.

ATP 526P * (Interest 23.93%)
No significant activity during the Quarter.

ATP 553P (Interest 50%)

No significant activity during the Quarter.

ATP 584P * (Interest 29.29825%)

No significant activity during the Quarter.

ATP 592P * (Interest 94.505% (Operator))

No significant activity during the Quarter.

ATP 653P * (Interest 23.85%)

No significant activity during the Quarter.

ATP 745P * (Interest 23.85%)

No significant activity during the Quarter.

3.3 Victoria

3.3.1 Otway Basin

PEP 150 (Interest 50%)

Origin has agreed to sell its equity in this permit (when granted) to Essential Petroleum Resources Ltd and Mawson Petroleum Pty Ltd. Grant of the title remains subject to a native title agreement.

PEP 160 (Interest 20%)

The Glenaire 1 gas exploration well, which commenced drilling in the previous Quarter at a location approximately 33 km northeast of Mt Gambier and 24 km southeast of the Katnook Gas Plant, was plugged back and sidetracked after experiencing severe borehole deviation. Glenaire 1ST1 reached 3701 m measured depth. Based on hydrocarbon shows and wireline log evaluation, a 4½ inch liner was run. The well was cased and suspended for future cased hole testing.

VIC/P43 (Interest 30.75%)

A review of permit prospectivity continued.

VIC/P37(V) (Interest 37.5% (Operator))

Geophysical studies of the Halladale and Black Watch gas fields continued during the Quarter.

VIC/P41(V) (Interest 100% (Operator))

Existing seismic data (approximately 200 km) of various vintages, which were recently reprocessed, will be interpreted to assess prospectivity of the permit.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30.75%)

Interpretation of the Aragorn 3D seismic survey in T/30P and adjoining T/34P was undertaken during the Quarter.

T/34P (Interest 30.75%)

Interpretation of the Aragorn 3D seismic survey in T/34P and adjoining T/30P was undertaken during the Quarter.

3.4.2 Bass Basin

T/18P (Interest 46.4% (Operator))

Interpretation of the Shearwater 3D and 2D seismic survey acquired over the Trefoil discovery and surrounding exploration leads was undertaken during the Quarter.

Reservoir engineering studies were undertaken to assess the potential development of the Trefoil discovery.

T/RL1 (Interest 42.5% (Operator))

A renewal application is under consideration by the Designated Authority.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Planning for the Beharra Springs 4 gas appraisal well (targeting the Wagina Formation) was completed. Subject to necessary approvals and the availability of a suitable drilling rig, the well is expected to be drilled during the June Quarter of 2007.

Work continued during the Quarter to investigate options to access the Beharra Springs Deep prospect, a High Cliff Sandstone gas exploration play, below the present producing horizon in the Beharra Springs field. Subject to necessary approvals and the availability of a suitable drilling rig, the well is expected to be drilled during the June Quarter of 2007.

Interpretation and integration of the Russ 2D seismic survey data (acquired in April 2006) was completed. Preparation of an interpretation report is expected to be completed during the March Quarter of 2007.

EP 413 / L14 (Interest 49.189% (Operator))

In EP 413, planning for the Permit Year 1 commitment exploration well was completed. Reprocessing of six 2D seismic lines in the vicinity of the Stockyard and Freshwater Point prospects was undertaken and based on the results of this data it was agreed that the Freshwater Point 1 well would be drilled as the commitment well. Subject to necessary approvals and the availability of a suitable drilling rig,

this well is expected to be drilled during the first half of 2007.

L1 and L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%)

In December 2006, the Lyginia 1 oil exploration well was drilled in L1 approximately 3 km south of the Eremia Field. The well intersected the top of the targeted Dongara Sandstone 12 metres deeper than prognosed. Logs recorded whilst drilling and the absence of significant shows during drilling confirmed the Dongara Sandstone in Lyginia 1 does not contain hydrocarbons. The well was plugged and abandoned.

Technical work was completed on the Drakea 1 gas exploration well. A review of this work was ongoing at the end of the Quarter and a final decision on participation in the project is expected to be made during January 2007. Subject to necessary approvals it is expected that the well will be drilled during the March Quarter of 2007.

EP 368 (Interest 15%)

Interpretation and mapping of the 147 km Springy Creek 2D seismic survey data has been completed. Preparation of a final interpretation report commenced during the Quarter.

WA 226P (Interest 28.75% (Operator))

A technical review of this permit was completed during the Quarter. Based on this review the Joint Venture parties are considering whether to continue in the permit or relinquish.

3.6 New Zealand

3.6.1 Onshore Taranaki Basin

PEP 38729 (Interest 25%)

Processing of a recently acquired transition zone survey totaling approximately 33 km was undertaken during the Quarter.

3.6.2 Offshore Taranaki Basin

PEP 38485 (Interest 33.33%)

Interpretation of the Kora 3D Seismic Survey and the Moana 2D Seismic Survey which were recorded in late 2005/early 2006 was undertaken during the Quarter.

3.6.3 Offshore Northland Basin

PEP 38618 (Interest 50% (Operator))

Seismic reprocessing of existing data was completed during the Quarter. Acquisition of further seismic data (approximately 1200 km in the Akira 2D Survey) is programmed to commence in January 2007.

PEP 38619 (Interest 50% (Operator))

Seismic reprocessing of existing data was completed during the Quarter. Acquisition of further seismic data (approximately 400 sq km in the Nimitz 3D Survey and 1910 km in the Pantheon 2D Survey) is programmed to commence in January 2007.

3.6.4 Offshore Canterbury Basin

PEP 38262 (Interest 100% (Operator))

Interpretation of the 2006 acquired Carrack Survey data and associated reprocessed data of existing seismic lines was commenced. Planning for the upcoming Caravel Survey to be acquired during the March Quarter of 2007 was completed.

PEP 38264 (Interest 100% (Operator))

Origin was awarded PEP 38264 effective 8 November 2006. Reprocessing of the existing seismic data within the permit has commenced. Planning for the upcoming Wherry Survey to be acquired during the March Quarter of 2007 was completed.

3.7 Kenya

3.7.1 Offshore Lamu Basin

L8 and L9 Blocks (Interest 75.0% (Operator))

Origin has entered into a farmin agreement with Pancontinental Oil and Gas NL and Afrex Limited (a 100% owned subsidiary of Pancontinental) whereby it has been assigned a 75% initial interest in each of the Production Sharing Contracts (PSCs) for the L8 and L9 Blocks in return for funding a US$4 million seismic program across the two blocks, and subject to it exercising drilling options, the funding of an exploration well in each block. In the event that Origin does not exercise the drilling option, the interest in the relevant block will revert to Pancontinental and Afrex.

The approval of the Kenyan Government to variations to the PSCs, which was a condition precedent to the farmin agreement, was received on 28 September 2006.

The 2006 Lamu 2D Survey commenced on 23 December 2006 and is anticipated to be completed during January 2007. Approximately 3200 km of 2D seismic data will be acquired during the survey.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Exploration/ Appraisal		15,749	5,506	186	20,828	21,255	33,036
Development/ Plant		82,835	64,491	28	55,499	147,326	215,282
Total		98,584	69,997	41	76,327	168,581	248,318

	NZ$'000	This Quarter	Previous Quarter	% Change	2nd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Exploration/ Appraisal		1,505	335	349	74	1,840	168
Development/ Plant		15,644	14,333	9	5,038	29,978	8,426
Total		17,149	14,668	17	5,112	31,818	8,594

NB : E & D Expenditure excludes acquisitions and corporate plant & equipment.

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 30/01/2007

TIME: 16:15:09

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proceeds with Networks business sale

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

082-34954

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 January 2007
From	Bill Hundy	Pages	2
Subject	**Origin Energy proceeds with Networks business sale process**		

Please find attached, an ASX Release regarding the above.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 64008345 5000 • Facsimile (02) 9235 16619252 1566 •
www.originenergy.com.au

Origin energy

ASX/Media Release

30 January 2007

Origin Energy proceeds with Networks business sale process after receiving strong interest

Origin Energy Limited ("Origin") today announced that it is proceeding with the sale process of its Networks business.

Origin announced on 27 November 2006 that it would initiate a review of its ownership of the Networks business, which consists of Origin Energy Asset Management, which provides management services to Envestra Ltd, a 17% interest in Envestra and a 33.3% interest in the SEA Gas pipeline.

After determining potential interest from a number of parties, Origin is pleased to advise that it is now proceeding with a sale process and is confident of completing a sale.

Mr Grant King, CEO of Origin, said: "It has been our strategy to focus on the competitive segments of the energy supply chain. This focus led to our concluding that the Networks business, operating in a regulated environment, does not fit within our strategic objectives. However, the strong interest received clearly reflects considerable appeal to companies with a different strategy and asset mix. We are very satisfied with the response to date," he said.

"We hope to finalise the sale of the Networks business without delay and in the meantime we will continue with a number of other initiatives that will contribute significantly to our growth and strategic position. We will shortly be settling on the Sun Retail acquisition in Queensland and start integrating that business within our existing retail businesses. We are also pursuing a number of other significant opportunities elsewhere in our portfolio, including the commercialisation of our coal seam gas assets and power station investments in Queensland and Victoria," Mr King concluded.

For more information, please contact:

For media
Tony Wood
General Manager Public and Government Affairs
Mobile: 0419 642 098

For investors
Angus Guthrie
Manager Investor Relations
Mobile: 0417 864 255
Telephone: (02) 8345 5558

***About Origin Energy** - With a history dating back 140 years, Origin Energy is a leading Australian ASX-listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy currently supplies energy to more than 2.1 million Australian homes and businesses and employs over 3,200 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million.*

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 January 2007
From	Bill Hundy	Pages	5
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached a letter regarding the Share Purchase Plan which is being sent to all eligible shareholders today.

These documents are also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

29 January 2007

Dear Shareholder

SHARE PURCHASE PLAN - OFFER TO SHAREHOLDERS

Origin Energy announced to the Australian Stock Exchange on 27 November 2006 the acquisition of the Sun Retail business from the Queensland Government and that it would launch a Share Purchase Plan in early 2007 to partly fund that acquisition.

In accordance with that announcement, the Directors of Origin Energy confirmed to the ASX on 9 January 2007 an offer to shareholders to purchase additional shares in Origin Energy through a Share Purchase Plan ("Plan") to raise up to $75 million, thereby providing an opportunity for all eligible shareholders to participate in the capital raising initiatives of the Company. The Directors of Origin Energy are pleased now to invite shareholders to participate in the Plan on the terms as outlined in this letter.

Given the size of the proposed discount to the current market price of Origin Energy shares, it is possible that the subscriptions received from shareholders will exceed $75 million. In this event, Origin Energy is likely to scale back the maximum number of shares that may be issued to each eligible shareholder under the Plan, subject to each shareholder receiving a minimum of 100 shares. The offer pricing and the scale back mechanism are described in the Details of the Plan set out below.

DETAILS OF THE PLAN

The terms and conditions of the offer under the Plan are set out in the attached Share Purchase Plan Entitlement and Acceptance Form and are described below.

Eligible Shareholders

Shareholders (including Directors and employees that are shareholders of the Company) will be eligible to participate in the Plan if they were a registered holder of fully paid ordinary shares in Origin Energy at the close of business on Monday, 8 January 2007 with a registered address in either Australia or New Zealand.

Participation

Participation in the Plan is entirely at your option. The offer is non-renounceable, which means that you cannot transfer your right to purchase shares under the offer to anyone else. The offer closes at **5.00pm (Sydney time) on Monday, 19 February 2007.**

Pricing

The purchase price for each Origin Energy share under the Plan will be **$7.10** and is the same price at which shares were issued under the Company's recent placement of 56.3 million ordinary shares to sophisticated and professional investors to partly fund the Company's acquisition of Sun Retail. The $7.10 purchase price represents a 24% discount to the Volume Weighted Average Price over the period of 8 to 19 January 2007.

Offer

Eligible shareholders are able to subscribe for any one of five parcels of shares in Origin Energy:
Offer A: 100 shares for a total amount payable of $710
Offer B: 200 shares for a total amount payable of $1,420
Offer C: 300 shares for a total amount payable of $2,130
Offer D: 500 shares for a total amount payable of $3,550
Offer E: 700 shares for a total amount payable of $4,970

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone 1300 664 446 • www.originenergy.com.au

Each registered shareholder may only participate once in the offer up to the maximum number of 700 shares, even if you receive more than one offer (if, for example, you hold more than one shareholding under separate share accounts). Origin Energy reserves the right to reject any application for shares where it believes the maximum application limit or any other term of the Plan has not been complied with.

Please note that the market price of shares in Origin Energy may rise or fall between the date of this offer and the date the shares are allotted to you. This means that the subscription price you pay for the shares under the Plan may exceed the market price of the shares at the date of allotment under this offer. We recommend that you obtain your own financial advice in relation to this offer and consider price movements of shares in Origin Energy prior to accepting this offer.

Origin Energy reserves the right at its discretion to cancel the Plan at any time up to the time of issue of new shares under the Plan, or to extend the closing date.

Scale back of the offer

Under the terms of the Plan, if subscriptions received by Origin Energy exceed $75 million, or such other amount determined by the Directors, **Origin Energy may scale back the maximum number of shares issued to each Shareholder.** Given the size of the discount of shares under the Plan to the current market price of Origin Energy shares, it is possible that subscriptions received by Origin Energy from shareholders under the Plan will exceed $75 million. If subscriptions exceed $75 million, Origin Energy is likely (but is not obliged) to reduce the maximum number of shares which are issued to each shareholder. Once the reduced maximum number is determined, shareholders that applied for a number of shares that is equal to or less than the reduced maximum will receive the number of shares they applied for. Those shareholders that applied for greater than the reduced maximum will receive the reduced maximum number. For example, if the maximum is reduced to 200 shares, shareholders who applied for a parcel of 700 shares would be issued with 200 shares and those who applied for a parcel of 200 shares or less would be issued with the number they applied for.

Subject to the terms of the Plan, each eligible shareholder who subscribes for shares will receive a minimum of 100 shares.

Allotment of shares

Shares issued under the Plan will rank equally in all respects (including the right to vote and the right to future dividends) with all other ordinary shares of Origin Energy on the date of issue.

It is expected that the shares allotted to you under the Plan will be quoted on the Australian Stock Exchange Limited on or about Tuesday, 27 February 2007 and you should receive your holding statement or confirmation advice shortly after this date.

Costs of participation

No brokerage, commissions or other transaction costs will be payable by participants in respect of the application for, and allotment of, shares under the Plan.

Application instructions

To accept the offer please complete the enclosed Share Purchase Plan Entitlement and Acceptance Form as instructed and return it to the address indicated on the form by **5.00pm (Sydney time) on Monday, 19 February 2007.**

If you have any questions in respect of the Plan, please call the Company's share registry toll free on 1300 664 446 (or 61 2 8280 7155 for overseas callers).

Yours sincerely



H Kevin McCann
Chairman

Origin energy

ORIGIN ENERGY LIMITED

ABN 30 000 051 696

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Toll free: 1300 664 446
Telephone: (02) 8280 7155
Facsimile: (02) 9287 0303
ASX Code: ORG
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Allotment Date:	27 February 2007
Record Date:	8 January 2007
Price per share:	A$7.10

SRN/HIN:

SHARE PURCHASE PLAN ENTITLEMENT AND ACCEPTANCE FORM

This is an offer to eligible shareholders to subscribe for additional shares in Origin Energy Limited under the terms and conditions of the Share Purchase Plan set out on the back of this form.

Please note:

- The terms and conditions of the Share Purchase Plan on the reverse of this form should be read carefully.
- Payments may only be made by BPAY, cheque or bank draft in Australian dollars and drawn on an Australian branch of a financial institution.
  Cheques or bank drafts are to be made payable to: "Origin Energy Limited Share Purchase Plan Account" and crossed Not Negotiable.
- If paying by BPAY please refer to the Biller Code and Reference number below and contact your participating financial institution to make your payment. You are not required to return the Entitlement and Acceptance Form.
- Cash payments will not be accepted via the mail or at Link Market Services Limited.
- Origin Energy may reject an acceptance of this offer, in its absolute discretion, if this form is not completed in accordance with this offer, is incomplete or if the exact amount payable is not tendered with this form.

Receipt by Origin Energy of this form duly completed, together with the full subscription amount, or by payment through BPAY, will constitute acceptance in accordance with the terms and conditions of the Share Purchase Plan and the constitution of Origin Energy by the shareholder named on this form.

Lodgement Instructions

If you are located in Australia please forward the completed Entitlement and Acceptance Form in the reply paid envelope provided. Other shareholders must forward it to the postal address set out below. The completed Entitlement and Acceptance Form should be torn off below and forwarded with your payment to reach the Company's share registry by **5:00pm (Sydney time) on Monday, 19 February 2007.** If you are returning your Entitlement and Acceptance Form by post, you should allow sufficient time for collection and delivery by postal services. The postal acceptance rule does not apply. Your form cannot be faxed to the Company's share registry as a cheque payment must be attached to your Entitlement and Acceptance Form.

Mailing Address: Origin Energy Limited, C/- Link Market Services Limited, Reply Paid 3560, Sydney NSW 2001, Australia; ***or***
Delivery Address: Origin Energy Limited, C/- Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 ***(Please do not use this address for express post mailing)***

Make sure you send your Entitlement and Acceptance Form and cheque allowing enough time for mail delivery, so Link Market Services Limited receive them on or before 5:00pm (Sydney time) 19 February 2007.

This offer is non-renounceable - No Signature is required
Return Entitlement and Acceptance Form (below) and cheque or bank draft in the envelope provided.
Offer Closes: 5:00pm (Sydney Time) 19 February 2007.

Please detach this tear-off slip and return with your cheque



ORIGIN ENERGY LIMITED
ABN 30 000 051 696



Biller Code: 131177
Ref:

Telephone & Internet Banking – BPAY®
Contact your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au
® Registered to BPAY Pty Ltd ABN 69 079 137 518

I/We wish to purchase shares:

☐	100 Shares A$710.00	OR	☐	200 Shares A$1,420.00	OR	☐	300 Shares A$2,130.00	OR	☐	500 Shares A$3,550.00	OR	☐	700 Shares A$4,970.00

I/We certify that the aggregate of the application price for the shares the subject of this application, and, any other shares in the class applied for by me/us under this Share Purchase Plan, together with amounts subscribed in any similar plan offer by Origin Energy in the last 12 months prior to the date of issue, does not exceed $5,000.

Payment Details (if paying by cheque or bank draft):

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

Make your cheque or bank draft payable to "Origin Energy Limited Share Purchase Plan Account"

Contact Details: Telephone Number - Business Hours | Contact Name (PRINT)

TERMS AND CONDITIONS OF SHARE PURCHASE PLAN

Participation

All persons registered as holders of fully paid ordinary shares of Origin Energy Limited ("Origin Energy") at the Record Date whose address in Origin Energy's share register is in Australia or New Zealand may participate in the Share Purchase Plan ("Plan"). The Board of Origin Energy has determined that it is not lawful or practical for shareholders in other jurisdictions to participate in the Plan. Participation is optional and is subject to these terms and conditions.

The application form includes a certification by the applicant, which is required by law, that the amount subscribed under the offer, together with amounts subscribed in any similar plan offer by Origin Energy in the last 12 months by the applicant does not exceed $5,000.

Each applicant should be able to make the certification because Origin Energy has not made a Share Purchase Plan offer in the last 12 months.

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to purchase shares under this offer to another person.

Shareholders must select from one of the five parcels of shares offered.

If the subscriptions received by Origin Energy from shareholders under this offer exceed A$75 million, or such other amount determined by the Directors, Origin Energy may scale back the maximum number of shares which are issued to each shareholder under this offer (the "Reduced Maximum"), subject to the Reduced Maximum being a minimum of 100 shares. In the event that Origin Energy elects to scale back the number of shares to be issued under this offer, each shareholder will be entitled to:

(a) for those shareholders who have applied for the Reduced Maximum or less than the Reduced Maximum number of shares, the number of shares applied for; or

(b) for those shareholders who have applied for greater than the Reduced Maximum, only the Reduced Maximum number of shares.

In addition, Origin Energy may resolve to allot to any person fewer shares than that person applied for under the Plan if the allotment of those shares, either alone or in conjunction with the allotment of shares under other applications received by Origin Energy, would contravene any law or the listing rules of the Australian Stock Exchange.

Note that the maximum number of 700 shares will apply even if a shareholder received more than one offer (whether in respect of a joint holding or because the shareholder has more than one holding under separate share accounts). Origin Energy reserves the right to reject any acceptance where this rule has not been complied with.

Pricing

The price per share for each Origin Energy Share issued under this offer is $7.10. This represents a discount of 24% to the Volume Weighted Average Price over the period 8 to 19 January 2007 inclusive. The market price of shares in Origin Energy may rise or fall between the date of this offer and the date that the shares are allotted to you. This means that the subscription price you pay for the shares may exceed the market price of the shares at the date of allotment of the shares under this offer. We recommend that you obtain your own financial advice in relation to this offer and consider price movements of shares in Origin Energy prior to accepting this offer.

Allotment of shares

Shares to be allotted under the Plan will be allotted on the Allotment Date. Shares allotted under the Plan will rank equally in all respects with all other fully paid ordinary shares in Origin Energy on the date of issue.

Origin Energy will, promptly after allotment of shares under this Plan, make application for the shares to be listed for quotation on the official list of the Australian Stock Exchange Limited.

Costs of Participation

No brokerage, commissions or other transaction costs will be payable by participants in respect of the application for, and allotment of, shares under the Plan.

Dispute Resolution

Origin Energy may settle in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the Plan whether generally or in relation to any participant, or application, or shares and the decision of Origin Energy shall be conclusive and binding on all participants and other persons to whom the determination relates.

Origin Energy reserves the right to waive strict compliance with any provision of these terms and conditions. The powers of Origin Energy under these conditions may be exercised by the Directors or any delegate of the Directors.

If you have any queries concerning the offer please contact Origin Energy's share registry on 1300 664 446 or 61 2 8280 7155 for overseas callers.

Payment and Lodgement Details

Payment may only be made by BPAY, cheque or bank draft.

Cheques or bank drafts must be made payable to "Origin Energy Limited Share Purchase Plan Account." To pay via BPAY please contact your participating financial institution.

Completed cheques and Entitlement and Acceptance Forms should be returned using the reply-paid envelope provided. Alternatively, please mail or deliver to the address below. If paying by BPAY, you do not need to return the Entitlement and Acceptance Form.

Mailing Address: Origin Energy Limited, C/- Link Market Services Limited, Reply Paid 3560, Sydney NSW 2001, Australia; ***or***
Delivery Address: Origin Energy Limited, C/- Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 ***(Please do not use this address for express post mailing)***

Make sure you send your Entitlement and Acceptance Form and cheque allowing enough time for mail delivery, so Link Market Services Limited receive them on or before **5:00pm (Sydney time) 19 February 2007.**

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 January 2007
From	Bill Hundy	Pages	7
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached a letter regarding changes to the Dividend Reinvestment Plan (DRP) rules which is being sent to all Participants in the DRP today.

A copy of the revised DRP rules is also attached.

These documents are also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

29 January 2007

Dear Shareholder

CHANGES TO ORIGIN ENERGY DIVIDEND REINVESTMENT PLAN

The Origin Energy Dividend Reinvestment Plan ("DRP") allows shareholders who live in Australia and New Zealand to elect to have dividends on some or all of their ordinary shares in Origin Energy to be re-invested in additional Origin Energy shares.

I am writing to let you know of some recent changes to the terms of DRP rules. The changes provide Origin with additional flexibility in managing the DRP and remove some anomalies from the rules. The new rules will be applicable for the next dividend being the 2007 interim dividend.

The main amendments to the DRP are:

1. **To allow Origin to issue new shares or purchase shares on-market -** Origin will be able to either issue new shares to DRP participants or arrange for shares to be purchased on-market and transferred to DRP participants. Previously Origin could only issue new shares to participants.

2. **Amendments to Pricing Calculation -** The period over which the DRP price is to be calculated will be the 10 days following the Dividend Record Date, or such other period as the Directors may decide. Previously the period was fixed at five trading days immediately preceding the Record Date.

3. **Partial Share Balances -** Where the amount of the dividend results in less than a whole share the cash balance will be rounded to the nearest whole number, with 0.5 shares rounded down. Previously partial shares were rounded up to the nearest share.

4. **Changes to Notice Requirements:**
   - Notices and announcements relating to changes to the DRP, whether any discount will apply and other matters relating to the DRP will be able to be given via an ASX announcement and be posted on Origin's website or, at the Directors discretion, by notice in any other manner permitted by Origin's Constitution.
   - If the DRP is amended, Participants will be deemed to continue to participate under the amended Terms and Conditions unless a DRP Notice is lodged with Origin's Share Registry prior to the dividend record date.

A copy of the revised Terms and Conditions governing the DRP can be obtained from Origin's Share Registry by telephoning 1300 664 446 or on Origin's website in the Investor Centre at www.originenergy.com.au.

If you wish to commence or vary your participation in the DRP you can obtain the relevant form from Origin's Share Registry. Any such form should be received by Link Market Services Limited no later than the Record Date for the Interim Dividend for the half year financial period ending 31 December 2006.

Yours sincerely



H Kevin McCann
Chairman

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone 1300 664 446 • www.originenergy.com.au

Origin energy

ORIGIN ENERGY LIMITED - DIVIDEND REINVESTMENT PLAN RULES

1. Definitions and Interpretation

1.1 Definitions

In these Terms and Conditions:

ASX means the Australian Stock Exchange Limited;

Constitution means the Constitution of Origin Energy as amended or added to from time to time;

Origin Energy means Origin Energy Limited ABN 30 000 051 696;

Directors means the Board of Origin Energy as defined in the Constitution;

DRP means the Origin Energy Dividend Reinvestment Plan implemented and maintained by the Directors pursuant to the Constitution;

DRP Notice means a notice in such form as Origin Energy may from time to time require;

DRP Shares means Shares in respect of which a Shareholder has elected to participate in the DRP;

Listing Rules means the official Listing Rules of the ASX as in force from time to time;

Non-DRP Shares means Shares in the capital of Origin Energy not subject to the DRP;

Participant means a Shareholder some or all of whose Shares are DRP Shares;

Record Date means the date nominated by the Directors for the purpose of identifying the Shareholders who are entitled to receive a particular issue of dividends;

Shares means fully paid ordinary Shares in the capital of Origin Energy;

Shareholder means a person holding Shares;

Terms and Conditions means the terms and conditions of the DRP as set out herein and as amended from time to time in accordance with clause 16 and the Constitution.

1.2 Interpretation

In this DRP, unless the context otherwise requires:

(a) Words importing the singular include the plural and vice versa;
(b) Words importing a gender include any gender;
(c) An expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate; and
(d) A word or expression in the Terms and Conditions that deals with a matter dealt with by a provision of the Constitution has the same meaning as in that provision.

2. Terms and Conditions

These Terms and Conditions are subject to all applicable law, the ASX Listing Rules and to the Constitution.

3. Participation in the DRP

(a) Participation on the DRP is optional and subject to the Terms and Conditions.

(b) If, in the reasonable opinion of the Directors, the issue or transfer of the Shares by Origin Energy or the holding of those Shares by the relevant Participant may breach any provision of applicable law or is otherwise in the sole opinion of the Directors undesirable or impractical, the Directors may at any time and from time to time:

(i) decline to issue or transfer Shares under the DRP;
(ii) reduce the issue or transfer of Shares under the DRP on a proportionate basis; and/or
(iii) reduce or suspend the participation in the DRP by any Participant.

(c) The Directors may in their discretion exclude participation by shareholders whose addresses (as they appear in the register of the company) are in countries where regulations make it impracticable in the opinion of the Directors for them to participate.

(d) Subject to clause 3(c) above, participation in the DRP is open to those Shareholders to whom the Directors resolve from time to time to make the DRP available.

4. Degree of Participation

(a) A holder may participate in the DRP in respect of all his/her Shares or in respect of some only of those Shares.

(b) If a Shareholder wishes all of his/her Shares to become DRP Shares he/she shall lodge a duly completed and executed DRP Notice electing full participation.

(c) If a Shareholder wishes some only of his/her Shares to become DRP Shares he/she shall lodge a duly completed and executed DRP Notice indicating how many Shares are to become DRP Shares and only the number of Shares so specified shall become DRP Shares.

(d) A Shareholder may elect in a DRP Notice to have a greater number of Shares than that held by the Shareholder as at the date of the DRP Notice participate in the DRP. In that case, the number of Shares so specified in the DRP Notice or the number of Shares actually held by the Participant on the relevant record date, whichever is the lesser, will be DRP Shares.

(e) Where the Shareholder is a full Participant in the DRP then all Shares subsequently acquired by the Shareholder whether under the DRP or otherwise shall be DRP Shares.

(f) Where a Shareholder is a partial Participant, then Shares subsequently acquired by the Shareholder whether under the DRP or otherwise shall, subject to Clause 4(d) above, only be DRP Shares to the extent that the Shareholder so elects in a DRP Notice in accordance with Clause 11 below.

5. Application for Participation

Application must be made on a duly completed and executed DRP Notice.

6. Operation of Plan

(a) The Directors in their complete discretion will determine with respect to the operation of the plan for any dividend whether to issue new Shares or to cause the transfer of Shares to a participant, or to apply a combination of both options, to satisfy the obligations of Origin Energy under these Terms and Conditions. If the

Directors determine to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as the Directors consider appropriate.

(b) Origin Energy will establish and maintain a DRP account for each shareholding account of each Participant. Origin Energy will in respect of each dividend payable to a Participant:

(i) determine the amount of that dividend payable in respect of the Participant's DRP Shares;

(ii) determine (where applicable) the Australian withholding tax deductible by Origin Energy in respect of the dividend, and any other sum Origin Energy is entitled to retain in respect of the DRP Shares;

(iii) credit the amount in (i) above and debit any amount in (ii) above to the Participant's DRP account;

(iv) determine the maximum whole number of Shares which can be acquired under these Terms and Conditions by dividing the amount in the Participant's DRP account by the price determined under Clause 7 of these Terms and Conditions and rounded to the nearest whole share with 0.5 of a share rounded down; and

(v) allot or cause the transfer of that number of Shares to the Participant and debit the subscription amount or the acquisition amount (as the case may be) against the balance in the Participant's DRP account.

7. Allotment and Transfer Price

(a) Each Share allotted or transferred under the DRP will be allotted or transferred at the Market Price of Origin Energy Shares (rounded to the nearest cent) less such discount (if any), of the Market Price of Origin Energy Shares, as the Directors may determine from time to time and notify to the ASX.

(b) For the purposes of these Terms and Conditions, the expression "Market Price of Origin Energy Shares" shall mean the arithmetic average of the daily volume weighted average market price (rounded to the nearest cent) of all Shares sold on the ASX during the ten trading days immediately following the relevant Record Date, or such other period as the Directors determine and announce to the ASX.

(c) The arithmetic average of the daily volume weighted average market price to be used for the purposes of these Terms and Conditions may be calculated excluding such transactions as special crossings, overseas trades and option exercises as determined by the Directors. The calculation may be made by the Directors or a similarly qualified person nominated by the Directors, and may be determined by reference to such information as the Directors approve for the purpose from time to time, and, in the absence of manifest error, is binding on Participants.

8. Allotments Under DRP

Shares allotted under the DRP will:

(a) Be allotted in accordance with the Listing Rules;

(b) Rank equally with other fully paid Shares; and

(c) Be registered on a register chosen by Origin Energy where the Participant already holds Shares.

Shares transferred under the DRP will be registered in the name of the Participant on the register where the participant already holds Shares.

9. Costs to Participants

No brokerage, commission, stamp duty or other transaction costs will be payable by Participants in respect of any allotment or transfer of Shares under the DRP.

10. Statements to Participants

After each allotment or transfer of Shares under the DRP, Origin Energy will forward to each Participant a statement setting out:

(a) The number of DRP Shares held by the Participant excluding those Shares last allotted or transferred to the Participant under the DRP;

(b) The amount of the last dividend paid in respect of those DRP Shares;

(c) The allotment or transfer price of the last Shares allotted or transferred to the Participant under the DRP;

(d) The number of Shares allotted or transferred to the Participant under the last DRP allotment or transfer; and

(e) The Participant's total holding of Shares after allotment or transfer.

11. Variation to Participation

(a) A Participant may, at any time, increase or decrease the number of Shares subject to the DRP by lodging a duly completed and executed DRP Notice.

(b) If a DRP Notice decreases or increases the level of participation in the DRP to below full participation, only that number of Shares specified in the DRP Notice will be DRP Shares and no after-acquired Shares will be DRP Shares except as specified in Clause 4(d).

(c) If a DRP Notice increases the level of participation in the DRP to full participation, all of the Shareholder's Shares as at the date of the DRP Notice and all Shares subsequently acquired by the Shareholder (including Shares allotted or transferred under the DRP) shall be DRP Shares.

12. Termination of Participation

A Participant may, at any time, terminate his/her participation in the DRP by lodging a duly completed and executed DRP Notice.

13. Disposals

(a) Where all of the Participant's Shares are DRP Shares, in the event that some only of those Shares are disposed of, the remaining Shares held by the Participant will continue to be DRP Shares.

(b) Where some only of a Participant's Shares are DRP Shares the Participant will, unless Origin Energy receives notice otherwise, be deemed to dispose of his/her Non-DRP Shares first.

14. Applications and Notices

(a) Any application or notice referred to in these Terms and Conditions shall be in writing and in such form as Origin Energy may from time to time require.

(b) DRP Notices received at the Origin Energy's Share Registry prior to 5pm on the Record Date for a particular dividend will be effective in respect of that dividend and all subsequent dividends.

(c) Subject to Clause 14 (b), applications and notices are effective on receipt at the Origin Energy's Share Registry and take effect from the next Record Date following such receipt.

(d) Any notice to be given to Shareholders or Participants may be given by notice on the Origin Energy's Website and to the ASX or, at the Directors' discretion, may be given in accordance with the provisions regarding the giving of notices to Shareholders contained in the Constitution.

15. Stock Exchange Listing

Origin Energy will apply for Shares allotted under the DRP to be listed for quotation on the official list of the ASX as soon as practicable.

16. Amendment, Suspension and Termination of DRP

(a) The Directors may amend, suspend or terminate the DRP at any time by giving not less than one month's notice in accordance with clause 14(d).

(b) In the case of an amendment, a Participant will be deemed to continue its participation in the DRP under the Terms and Conditions as amended unless the Participant lodges a DRP Notice with the Origin Energy's Share Registry.

(c) If the Directors terminate the DRP, Origin Energy will send to each Participant a cheque for the residual cash balance (if any) in the Participant's DRP account.

17. Equitable Claims

Origin Energy, unless otherwise required by law, need not recognise a person as owner of additional Shares issued or transferred under the DRP other than the registered holder of the DRP Shares in respect of which the additional Shares are issued or transferred.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	24 January 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**61,200**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully Paid Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**32,400 - 23 January 2007** **28,800 - 24 January 2007**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
857,226,217	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,578,400**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 24 January 2007
Company Secretary

Print name: William M Hundy

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 January 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	95,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**17 January 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**857,165,017**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,639,600**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	**N/A**
21	Amount of any underwriting fee or commission	**N/A**
22	Names of any brokers to the issue	**N/A**
23	Fee or commission payable to the broker to the issue	**N/A**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**N/A**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**N/A**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**N/A**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**N/A**
28	Date rights trading will begin (if applicable)	**N/A**
29	Date rights trading will end (if applicable)	**N/A**
30	How do +security holders sell their entitlements *in full* through a broker?	**N/A**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**N/A**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________________ Date: 18 January 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 January 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	130,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**12 January 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**857,070,017**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,734,600**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A** -
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________________ Date: 16 January 2007
Company Secretary

Print name: William M Hundy

Origin energy

RECEIVED

ASX Release

9 January 2007

Share Purchase Plan

Origin Energy announced to the Australian Stock Exchange on 27 November 2006 the acquisition of the Sun Retail business from the Queensland Government and that the proceeds of a Share Purchase Plan in early 2007 would be used to partly fund that acquisition.

In accordance with that announcement, Origin Energy is pleased to announce an offer to eligible shareholders of the opportunity to purchase no more than $5,000 of additional shares in the Company through a Share Purchase Plan ("Plan") thereby providing an opportunity for all eligible shareholders to participate in the capital raising initiatives of the Company.

Origin Energy is seeking to raise up to $75 million from the Plan. If the subscriptions received by Origin Energy from shareholders under the Plan exceed $75 million, Origin Energy may, but is not obliged to, scale back the number of shares which are issued to shareholders under this offer by reducing the maximum number of shares which shareholders are entitled to under the Plan.

Shareholders (including Directors and employees that are shareholders of the Company) will be eligible to participate in the Plan if they were a registered holder of fully paid ordinary shares in Origin Energy on Monday, 8 January 2007 with a registered address in either Australia or New Zealand.

The purchase price for each Origin Energy share under the Plan will be the lower of $7.10, representing the same price at which shares were issued under the Company's recent placement of 56.3 million ordinary shares to sophisticated and professional investors to partly fund the Company's acquisition of Sun Retail, or the Volume Weighted Average Price over the period of 8 to 19 January 2007 inclusive less a discount of 2.5%.

Applicants under the Plan will not incur brokerage, commissions or other transaction costs.

Specific details of the Plan, including the final purchase price, will be mailed to eligible shareholders on or around Monday, 29 January 2007. The offer period will close at 5.00pm Sydney time on Monday, 19 February 2007.

For further information contact:

Angus Guthrie
Manager Investor Relations
Origin Energy Limited
Telephone: 02 8345 5558

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 January 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**4 January 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,940,017**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,864,600**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 4 January 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

ASX Release

4 January 2007

Media speculation regarding an Origin Energy/AGL merger

We refer to the report which appeared in The Australian Financial Review this morning to the effect that this Company is engaged in merger negotiations with AGL.

Although the Company has received an unsolicited approach from AGL for a potential merger, the Company is not presently engaged in any discussions with AGL. The approach relates to a proposal which is indicative and preliminary only. The Company does not propose to take any further steps in relation to this until it has completed an evaluation.

The Company will advise the market if a decision should be taken to proceed.

For further information, please contact:

Karen Moses
Chief Operating Officer, Australia
Ph: 02 8345 5439



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/12/2006

TIME: 15:04:33

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B Exercise of Options

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**19,200@ $4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 December 2006**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
856,895,217	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,909,400**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 29 December 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/12/2006

TIME: 16:13:07

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	89,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**12,800@ $4.146826** **38,400@ $4.146826** **38,400@ $4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,876,017**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,928,600**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 28 December 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/12/2006

TIME: 16:49:40

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B: Exercise of Options

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**98,200**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully Paid Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**16,000@ $4.146826** **16,000@ $4.146826** **38,400@ $4.146826** **12,800@ $4.146826** **15,000@$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**27 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,786,417**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,018,200**	***Options***

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A

33 +Despatch date | N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 27 December 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/12/2006

TIME: 14:44:39

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	115,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**25,600@ $4.146826** **10,000@ $4.146826** **16,000@ $4.146826** **12,800@ $4.146826** **9,600@ $4.146826** **19,200@ $4.146826** **12,800@ $4.146826** **9,600@ $4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**22 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,688,217**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,116,400**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 22 December 2006
Company Secretary

Print name: William M Hundy



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/12/2006

TIME:. 11:48:47

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**20,000@ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**20 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,572,617**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,232,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 20 December 2006
Company Secretary

Print name: William M Hundy





ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/12/2006

TIME: 15:29:47

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**45,000@ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated *holdings or despatch* of certificates	**18 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,552,617**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,252,000**	**Options**

10	Dividend policy (in the case of a trust, *distribution* policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 18 December 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/12/2006

TIME: 08:31:20

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B: Options

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**80,000 @ $3.036826** **20,000 @ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**15 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,507,617**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,297,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ *See chapter 19 for defined terms.*

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 15 December 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**35,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully Paid Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.036826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	856,407,617	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,397,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 11 December 2006
Company Secretary

Print name: William M Hundy

END